                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                      Aironet Wireless Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00943A 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Larry R. Carter
                              170 West Tasman Drive
                               San Jose, CA 95134
                                 (408) 526-4000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 8, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]



                         (Continued on following pages)

CUSIP NO. 373656107                   13D


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS

          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Cisco Systems, Inc.
          I.R.S. I.D. #77-0059951

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]  (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                00
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                State of California
--------- ----------------------------------------------------------------------
                           7     SOLE VOTING POWER
      NUMBER                                                           2,826,375
        OF              ------- ------------------------------------------------
      SHARES               8     SHARED VOTING POWER
   BENEFICIALLY                                                        7,253,181
     OWNED BY           ------- ------------------------------------------------
     REPORTING             9     SOLE DISPOSITIVE POWER
      PERSON                                                           2,826,375
       WITH             ------- ------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                                                              --
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          10,079,556
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          71.0%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                      CO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Cisco Systems, Inc. that it is the beneficial owner of any of the Common Stock of Aironet Wireless Communications, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1. SECURITY AND ISSUER.

                This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Issuer Common Stock"), of Aironet Wireless Communications, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3875 Embassy Parkway, Akron Ohio 44333.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) The name of the person filing this statement is Cisco Systems, Inc., a California corporation ("Cisco").

        (b) The address of the principal office and principal business of Cisco is 170 West Tasman Drive, San Jose, California 95134.

        (c) Cisco is a leading supplier of high-performance, multimedia, multiprotocol internetworking solutions. Cisco technology is used to build enterprise-wide networks that link geographically dispersed local-area and wide-area networks to form a single information infrastructure. Cisco products include software-based routers, bridges, workgroup systems, ATM switches, access servers and router management applications. Set forth in Schedule A is the name and present principle occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Cisco's directors and executive officers, as of the date hereof.

        (d) During the past five years, neither Cisco nor, to Cisco's knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, neither Cisco nor, to Cisco's knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

        (f) Not applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                Pursuant to an Agreement and Plan of Merger and Reorganization dated as of November 8, 1999 (the "Reorganization Agreement"), by and among Cisco, Osprey Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Cisco ("Merger Sub"), and the Issuer, and subject to the conditions set forth therein (including approval by stockholders of the Issuer), Merger Sub will be merged with and into the Issuer (the "Merger"), with each share of Issuer Common Stock being converted into the right to receive 0.63734 shares of Cisco Common Stock (the "Exchange Ratio"). The Merger is subject to the approval of the Reorganization Agreement by the Issuer's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Reorganization Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Reorganization Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

ITEM 4. PURPOSE OF TRANSACTION.

        (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Cisco, with and into Issuer in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and Issuer will continue as the surviving corporation and as a wholly-owned subsidiary of Cisco (the "Surviving Corporation"). Holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them, 0.63734 shares of Cisco Common Stock. Cisco will assume the Issuer's Amended and Restated 1996 Stock Option Plan, 1999 Stock Option Plan for Non-Employee Directors, and 1999 Omnibus Stock Incentive Plan, as well as the outstanding options issued under such plans and agreements.

                As an inducement to Cisco to enter into the Reorganization Agreement, certain stockholders (collectively, the "Stockholder Agreement Stockholders") of the Issuer have entered into a Stockholder Agreement, dated as of November 8, 1999 (the "Stockholder Agreement"), with Cisco and have, by executing the Stockholder Agreement, irrevocably appointed Cisco (or any nominee of Cisco) as his, hers or its lawful attorney and proxy. Such proxy gives Cisco the limited right to vote each of the 7,253,181 shares of Issuer Common Stock beneficially and collectively owned by the Stockholder Agreement Stockholders in all matters related to the Merger. The shared voting power with the certain shareholders of Issuer relates to 7,253,181 shares of Issuer Common Stock (the "Shares"). The Stockholder Agreement Stockholders and the number of shares beneficially owned by each of them is set forth in Schedule B hereto which is hereby incorporated by this reference. The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the copy of the form of Stockholder Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

                In exercising its right to vote the Shares as lawful attorney and proxy of the Stockholder Agreement Stockholders, Cisco (or any nominee of Cisco) will be limited, at every Issuer stockholders meeting and every written consent in lieu of such meeting to vote the shares (i) in favor of approval of the Merger and the Reorganization Agreement and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination (other than the Merger) between Issuer and any person or entity other than Cisco or Merger Sub or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Issuer under the Reorganization Agreement or which could result in any of the conditions to Issuer's obligations under the Reorganization Agreement not being fulfilled. The Stockholder Agreement Stockholders may vote the Shares on all other matters. The Stockholder Agreement terminates upon the earlier to occur of
(i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement and (ii) the date of termination of the Reorganization Agreement.

                In connection with the Reorganization Agreement, Cisco and Issuer entered into a Stock Option Agreement, dated as of November 8, 1999 ("Option Agreement"). The Option Agreement grants Cisco the right, under certain conditions, to purchase up to 2,826,375 shares of Issuer Common Stock at a price of $48.00 per share. Subject to certain conditions, the Option Agreement may be exercised in whole or in part by Cisco after the occurrence of any of the events described in Section 7.3(b) of the Reorganization Agreement or if a Takeover Proposal or Trigger Event is consummated which obligates Issuer to pay Cisco termination fees pursuant to Section 7.3(b) or (c) of the Reorganization Agreement. At any time during which the Option Agreement is exercisable, Cisco shall have the right to sell to Issuer and Issuer shall be obligated to repurchase from Cisco, and Issuer shall have the right to repurchase from Cisco and Cisco shall be obligated to sell to Issuer, all or any portion of the Issuer shares purchased by Cisco pursuant to the Option Agreement. The foregoing summary of the Option Agreement is qualified in its entirety by reference to the copy of the Option Agreement included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

        (c) Not applicable.

        (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be the directors of Merger Sub. The officers of the Surviving Corporation shall be the initial officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

        (e) Other than as a result of the Merger described in Item 3 above, not applicable.

        (f) Not applicable.

        (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is Aironet Wireless Communications, Inc." Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

        (h) - (i) If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Act and delisted from The Nasdaq Stock Market's National Market.

        (j) Other than described above, Cisco currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Cisco reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) - (b) The number of Shares covered by the Option is 2,826,375 which constitutes, based on the number of shares outstanding on November 3, 1999 as represented by the Issuer in the Reorganization Agreement, approximately 19.9% of the Issuer Common Stock.

                Prior to exercise of the Option, the Reporting Person (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Option and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are purchasable by the Reporting Person upon exercise of the Option because the Option is exercisable only in the limited circumstances as set forth in the Option Agreement, none of which has occurred as of the date hereof. If the Option were exercised, the Reporting Person would have the sole right to vote and dispose of the shares of Issuer Common Stock issued as a result of such exercise, subject to the terms and conditions of the Option Agreement.

                As a result of the Stockholder Agreement, Cisco may be deemed to be the beneficial owner of at least 7,253,181 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 51% of the issued and outstanding shares of Issuer Common Stock.

                Cisco has shared power to vote all of the Shares for the limited purposes described above. Cisco does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock. However, the Reporting Person (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Stockholder Agreement and (ii) disclaims any beneficial ownership of the shares of Issuer Common stock which are covered by the Stockholder Agreement. To the best of Cisco's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

        (c) Neither Cisco nor, to the knowledge of Cisco, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                Other than the Reorganization Agreement, Stockholder Agreement and Option Agreement, to the knowledge of Cisco, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

                The following documents are filed as exhibits:

                1. Agreement and Plan of Merger and Reorganization, dated as of November 8, 1999, by and among Cisco Systems, Inc., a California corporation, Osprey Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Cisco Systems, Inc., and Aironet Wireless Communications, Inc., a Delaware corporation.

                2. Stockholder Agreement, dated as of November 8, 1999, by and among Cisco Systems, Inc., a California corporation and certain stockholders of Aironet Wireless Communications, Inc., a Delaware corporation.

                3. Stock Option Agreement, dated as of November 8, 1999, by and between Cisco Systems, Inc., a California corporation, and Aironet Wireless Communications, Inc., a Delaware corporation.

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 1999

                                            CISCO SYSTEMS, INC.

                                            By: /s/ Daniel Scheinman
                                               --------------------------------
                                               Daniel Scheinman,
                                               Senior Vice President

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               CISCO SYSTEMS, INC.

                                                    Present Principal
                                                  Occupation Including
Name and Title                                      Name of Employer
--------------                                      ----------------
Carol Bartz                        Director of Cisco Systems, Inc. and Chairman
                                   and Chief Executive Officer of Autodesk, Inc.,
                                   111 McInnis Parkway, San Rafael, CA  94903.

Larry R. Carter                    Senior Vice President, Finance and
                                   Administration, Chief Financial Officer and
                                   Secretary of Cisco Systems, Inc.

John T. Chambers                   President, Chief Executive Officer and Director
                                   of Cisco Systems, Inc.

Mary Cirillo                       Director of Cisco Systems, Inc. and Chief
                                   Executive Officer, Global Institutional
                                   Services Divisional Board Member, Global
                                   Technology and Services, Deutsche Bank, 130
                                   Liberty Street, Mail Stop 2213, New York, NY
                                   10006.

Gary Daichendt                     Executive Vice President, Worldwide Operations
                                   of Cisco Systems, Inc.

Judy Estrin                        Senior Vice President, Business and Development
                                   and Chief Technical Officer of Cisco Systems, Inc.

Charles H. Ginacarlo               Senior Vice President, Small/Medium Business of
                                   Cisco Systems, Inc.

Dr. James F. Gibbons               Director of Cisco Systems, Inc. and Reid Weaver
                                   Dennis Professor of Electrical Engineering and
                                   Special Consul for Industrial Relations,
                                   Stanford University, Stanford, CA 94305.

Edward R. Kozel                    Director of Cisco Systems, Inc. and Senior Vice
                                   President of Corporate Development of Cisco
                                   Systems, Inc.

Donald J. Listwin                  Executive Vice President, Service Provider and
                                   Consumer Lines of Business of Cisco Systems,
                                   Inc.

James C. Morgan                    Director of Cisco Systems, Inc. and Chairman
                                   and Chief Executive Officer, Applied Materials,
                                   3050 Bowers Avenue, Santa Clara, CA  95054

John P. Morgridge                  Chairman of the Board of Directors of Cisco
                                   Systems, Inc.

Mario Mazzola                      Senior Vice President, Enterprise Line of
                                   Business of Cisco Systems, Inc.

Carl Redfield                      Senior Vice President, Manufacturing and
                                   Worldwide Logistics of Cisco Systems, Inc.

Arun Sarin                         Director of Cisco Systems, Inc. and Chief
                                   Executive Officer USA/Asia Pacific Region,
                                   Vodafone of AirTouch, Plc., One California
                                   Street, 30th Floor, San Francisco, CA  94110.

Donald T. Valentine                Director of Cisco Systems, Inc. and Partner of
                                   Sequoia Capital, 3000 Sand Hill Road, #4-280,
                                   Menlo Park, CA 94025.

Steve M. West                      Director of Cisco Systems, Inc. and President
                                   and Chief Executive Officer of Entera, Inc.,
                                   40971 Encyclopedia Circle, Fremont, CA 94538.

                                   SCHEDULE B

STOCKHOLDER                               SHARES BENEFICIALLY OWNED
-----------                               -------------------------
Axiom Venture Partners II Limited                1,114,284
     Partnership
Roger J. Murphy                                    300,000
Telantis Venture Partners V                        844,635
Telxon Corporation                               4,994,262
                                                 ---------
                                                 7,253,181

                                 EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION
-----------     -----------
1.              Agreement and Plan of Merger and Reorganization, dated as of
                November 8, 1999, by and among Cisco Systems, Inc., a California corporation, Osprey Acquisition Corporation, a Delaware
                corporation and wholly-owned subsidiary of Cisco Systems, Inc., and Aironet Wireless Communications, Inc., a Delaware
                corporation.

2. Stockholder Agreement, dated as of November 8, 1999, by and among Cisco Systems, Inc., a California corporation and certain stockholders of Aironet Wireless Communications, Inc., a
                Delaware corporation.

3. Stock Option Agreement, dated as of November 8, 1999, by and between Cisco Systems, Inc., a California corporation, and Aironet Wireless Communications, Inc., a Delaware corporation.